Exhibit 99.2
ASML i-Line Scanners Achieve New Level of Productivity: Taiwanese Customer Processes Record 3,596 wafers in Single Day
TAIPEI, Taiwan – SEMICON Taiwan 2007 – Sept 12, 2007 – ASML Holding NV (ASML) today announced that a Taiwanese customer using its TWINSCAN™ i-Line scanners has achieved an unprecedented level of 300mm productivity by processing 150 wafers per hour for 24 hours, reaching a record output of 3,596 wafers in a single day.
These recent results were achieved using a TWINSCAN XT:400F i-Line scanner, one of more than 700 TWINSCAN systems installed worldwide. TWINSCAN systems employ ASML’s patented dual-stage wafer-processing technology, where both stages alternate between metrology and imaging functions to enable non-stop wafer imaging. Later this year the range of i-Line scanners will be complemented by the new XT:400G model, which will increase throughput by another 10 percent.
The new record proves the significant value of ownership benefits of these systems for semiconductor manufacturers, while also allowing them to use less of their valuable factory floor space for i-Line processes. ASML’s 300-millimeter (mm) i-Line scanners are built on the same TWINSCAN platform as its other 300-mm scanners, offering chipmakers the potential for easy upgrades and better matching performance. Memory chipmakers in particular are benefiting from the high productivity of ASML’s i-Line scanners, which work seamlessly with advanced KrF and ArF systems.
“Our i-Line machines are future-proof. Not only do they offer the highest industry throughput, they also provide the tightest overlay available for 45-nm processes in volume production,” said Bert Koek, general manager of 300-mm business at ASML. “Overlay in the back-end layers will be one of the critical success factors in coming years as memory chip makers move to 45-nm immersion lithography.”
ASML’s 300 mm i-Line lithography systems – which offer a mature, yet efficient technology for imaging relatively large chip features – are gaining popularity with chipmakers because of their high performance and low cost. The unique combination of advanced technology and high productivity has helped i-Line lithography remain an essential technology for chipmakers seeking to optimize their production infrastructure.
“i-Line remains an excellent technology for necessary, but less critical, 250-nanometer (nm) chip features,” said Klaus Rinnen, Managing Vice President, Gartner, Inc.. “Even after advanced lithography moves on to 45-nm and smaller device features, there is still going to be a significant place for i-Line for many years to come.”
ASML sold 30 300-mm i-Line machines in the first half of 2007, more than the total number sold during 2006.
About the productivity numbers

The record 3,596 wafers processed in a single day were processed on the TWINSCAN XT:400F 300-mm i-Line system during the second quarter of 2007. The average productivity of all ASML’s i-Line machines is up almost 30 percent since November 2006.
About i-Line
i-Line refers to the type of light source used to project circuit patterns onto silicon wafers. i-Line source light has a wavelength of 365-nm, which ASML manipulates to print circuit features smaller than 250-nm. A nanometer is one millionth of a millimeter. ASML also makes lithography systems that use the smaller wavelengths produced by KrF and ArF light sources to print features as small as 40-nm. Chipmakers often use all three types of systems to produce a single chip, which can require up to 30 or 40 layers. ArF and KrF systems typically are used to image the smallest and mid-sized features of a chip, while larger, non-critical features are imaged using an i-Line light source.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
Media Relations Contacts
Ryan Young – Corporate Communications – +31.40.268.3627
Lucas van Grinsven – Corporate Communications – +31.40.268.3949 – Veldhoven, NL
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1.480.383.4005 – Veldhoven, NL
Franki D’Hoore – Investor Relations – +31.40.268.6494 – Veldhoven, NL